UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2015

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On November 4, 2015, SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada, issued a press release in respect of its proposed acquisition of VBI Vaccines Inc. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated November 4, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: November 4, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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